Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

CYREN Expands Executive Team with Vice President of Global Cloud Operations

MCLEAN, Va. – June 6, 2016 – CYREN (NASDAQ: CYRN) today announced that Hesham Eassa has joined the company as vice president of global cloud operations.

Eassa brings over 25 years of experience to CYREN, having most recently served as vice president of global cloud operations at Zscaler for the past three years. Prior to Zscaler, he served more than 12 years in senior management roles for other SaaS-related companies, including Callidus Software, Qualys, Macrovision (now Rovi) and WebEx Communications (now Cisco WebEx). Eassa is responsible for the infrastructure and operation of CYREN’s global security cloud.

“I am very pleased to welcome Hesh, as I believe his proven expertise in building globally distributed real-time cloud services will allow us to rapidly scale and expand our business,” said Lior Samuelson, CEO and Chairman of the Board at CYREN.

“Having worked with a number of leading SaaS companies over the years, I understand what it takes to build and run a globally-distributed security cloud,” Eassa said. “CYREN’s vision of delivering a broad set of security services via the cloud is game changing, and I am excited to help deliver on this vision.”

Eassa is based in CYREN’s Sunnyvale, California office.

About CYREN
CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
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LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

CYREN Company Contact
Mike Myshrall, CFO
703.760.3320
mike.myshrall@cyren.com

CYREN Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com